NEWS RELEASE

Canarc Closes $100,000 Private Placement Financing

Vancouver, Canada – December 1, 2008 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has closed a $100,000 non-brokered private placement financing.

The private placement consisted of 1,000,000 units priced at CA$0.10 each for gross proceeds of   CA$100,000. Each unit consists of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$0.15 within an 18 month period.

The units will be subject to the standard four month hold period (and a US legend for American subscribers only).  All of the subscribers are existing shareholders of the Company.  Canarc will use the net proceeds to evaluate prospective gold mine property acquisitions, and for working capital.

Canarc management is of the belief that, notwithstanding the dramatic sell-off of junior gold mining shares in recent months (including Canarc shares); the current market environment is quite attractive now for making strategic gold property acquisitions.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in North America. Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.